Filed Pursuant to Rules 424(b)(3)
                                          Registration Statement No. 333-19119

                      RAMTRON INTERNATIONAL CORPORATION
                               COMMON STOCK

                      19,591,852 Shares of Common Stock


                  The Date of this Prospectus is May 6, 1998

This Prospectus relates to 19,591,852 shares of Common Stock, par value $0.01 per share (the "Shares"), of Ramtron International Corporation (the "Company" or "Ramtron") to be offered and sold from time to time by certain stockholders of the Company (the "Selling Security Holders"). The Shares consist of (i) 6,989,701 shares of Common Stock issuable upon exercise of certain warrants (the "Warrants") and such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants (collectively, the "Warrant Shares") and (ii) 12,602,151 shares of Common Stock, including 2,857 shares of Common Stock issuable upon exercise of certain outstanding options (the "Options"). See "Selling Security Holders."

The Warrants and 8,772,761 shares of the Common Stock offered hereby by the Selling Security Holders were issued by the Company in a private debt conversion transaction in 1995 in reliance on available exemptions under the Securities Act of 1933, as amended (the "Securities Act"). In the debt conversion transaction, the Company granted certain registration rights for the benefit of Oren L. Benton ("Mr. Benton"), the National Electrical Benefit Fund (the "Fund") and BEA Associates, Inc. ("BEA") as the holders of the Warrants, the Warrant Shares and the shares of Common Stock issued in the transaction. The filing of the Registration Statement of which this Prospectus is a part is intended to satisfy the Company's obligations with respect to those registration rights, as well as the Company's obligations with respect to certain of the registration rights granted by the Company to the holder of an additional 3,826,533 shares of Common Stock offered hereby, which shares were acquired by the holder thereof between March 1989 and June 1993 in private transactions in reliance on available exemptions under the Securities Act. The remaining 2,857 shares of the Common Stock offered hereby are shares issuable upon the exercise of options, which options were issued by the Company in 1987 in reliance on available exemptions under the Securities Act.

The Warrants are presently exercisable and will expire on August 31, 2000. Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $4.15 per share. The exercise price per share and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to certain anti-dilution adjustments.

The Company may from time to time sell the Warrant Shares to the registered holders of the Warrants in accordance with the terms thereof, if and when such holders exercise the Warrants. The Selling Security Holders may from time to time sell all or a portion of the shares of the Common Stock offered hereby in transactions at prevailing market prices on The Nasdaq Stock Market, in privately negotiated transactions at negotiated prices, or in a combination of such methods of sale. The Selling Security Holders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Security Holders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealers may be in excess of customary commissions). See "Plan of Distribution." The Selling Security Holders and any brokers, dealers or agents who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11), and the commissions paid or discounts allowed to any such brokers, dealers or agents, in addition to any profits received on resale of the Common Stock, if any such broker, dealer or agent should purchase any Common Stock as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

The Company will receive no proceeds from the sale of the Shares by the Selling Security Holders. The Company has agreed to pay all expenses (other than selling commissions and fees and expenses of counsel and other advisers to the Selling Security Holders), estimated to be approximately $65,000, of registration of the Shares under federal securities laws. The Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "RMTR." On December 30, 1996, the last reported sale price for the Common Stock as reported on the Nasdaq Stock Market was $6.313 per share.

The Shares have not been registered for sale by the Selling Security Holders under the securities laws of any state as of the date of this Prospectus. However, since the Shares are listed securities on the Nasdaq National Market of the Nasdaq Stock Market, they are exempt from state securities registration and fee requirements pursuant to Section 18 of the Securities Act of 1933, as amended by the Capital Markets Efficiency Act of 1996.

                          -------------------------

                    THE SECURITIES OFFERED HEREBY INVOLVE
                  A HIGH DEGREE OF RISK.  SEE "RISK FACTORS"
                    COMMENCING ON PAGE 4 OF THIS PROSPECTUS.
                          -------------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                    THE SECURITIES AND EXCHANGE COMMISSION
               NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE

                The date of this Prospectus is May 6, 1998

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                           AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024,

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company is an electronic filer and the Commission maintains a Web site that contains reports, proxy and information statements and other information that the Company files electronically with the Commission. The address of such Web site is http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                           ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. The Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (2) the Company's quarterly report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and
September 30, 1996; (3) the Company's Current Report on Form 8-K dated
January 23, 1996; and (4) the description of the Company's Common Stock as set forth in Item 11 of the Company's Registration Statement on Form 10, as amended (Registration No. 0-17739). Reference is also made to the "Description of Capital Stock" in this Prospectus for a current description of the Company's Common Stock.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, Attention: Chief Executive Officer (Telephone: (719) 481-7000).

                                 THE COMPANY

The Company was incorporated under the name "Amtec Securities Corporation" in January 1984 and changed its name to "Ramtron International Corporation" in January 1988. The Company designs, develops, manufactures and markets high-performance semiconductor memory devices. The Company has two product lines, ferroelectric nonvolatile random access memory (FRAM (registered trademark)) products and high-speed dynamic random access memory products, called Enhanced-DRAM (EDRAM) products. The Company's executive offices are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921, and its telephone number is (719) 481-7000.

                                RISK FACTORS

An investment in the Shares offered hereby involves a high degree of risk. The following factors, together with the other information set forth or incorporated by reference in this Prospectus, should be considered carefully in evaluating the Company and its business before investing in the Shares offered hereby. Certain terms used in the Prospectus are defined in the Glossary on Page 19.

SUBSTANTIAL WORKING CAPITAL NEEDS; DEPENDENCE ON STOCKHOLDER FINANCING. Since its inception, because revenues generated from operations and licensing have been insufficient to fund operations, the Company has depended for funding principally on its stockholders, and in particular from 1989 until February 1995 on Oren L. Benton ("Benton"), a former principal stockholder and director and the former Chief Executive Officer of the Company, and since 1989 on the National Electrical Benefit Fund (the "Fund"), a principal stockholder of the Company. Benton and the Fund financed the Company's cash flow requirements through equity investments and loans, most of which were subsequently converted into equity. As a result of Benton's bankruptcy in 1995, the Company ceased to rely on Benton as a source of financing. The Company also raised funds through the private placement of convertible preferred stock in 1993, all of which has been converted into Common Stock.
In 1995, the Company entered into a Debt Conversion Agreement providing for
(i) the conversion into equity of an aggregate of approximately $24 million of the Company's outstanding debt held collectively by Benton, the Fund and BEA Associates, Inc. ("BEA") (as the holder by assignment of a note issued by the Company to Benton in 1992 in the original principal amount of $12 million), and (ii) a new loan facility between the Company and the Fund (the "Fund Credit Facility") of up to $12 million (which included $3 million made available under a credit facility the Fund had provided to the Company in March 1995). In December 1995, additional outstanding debt of the Company held by Benton in the amount of approximately $2.7 million was also converted into equity pursuant to the Debt Conversion Agreement. During 1996 and 1997, the Company's borrowings under the Fund Credit Facility increased to a total principal and accrued interest amount outstanding on December 31, 1997, of approximately $6.5 million. In December 1997, the Company sold approximately $4 million of Common Stock, and in February 1998, the Company raised approximately $20 million from the sale of 17,425 shares of Series A Convertible Preferred Stock (the "Series A Preferred"), to certain institutional investors in a private placement by the Company (the "Preferred Stock Private Placement") in order to obtain funds for working capital and general corporate purposes.

Based on the Company's capital resources as of December 31, 1997, and the proceeds from the recent sale of Series A Preferred, and expected operating costs and cash flows from product sales and licensing revenues, the Company expects to be able to fund its operations through at least year-end 1998. All amounts outstanding under the Fund Credit Facility, repayment of which is secured by liens on the Company's facility and certain other of its assets, are due and payable on June 30, 1998. The Company has requested an extension of the payment date or conversion into equity of amounts outstanding under the Fund Credit Facility. If such extension is not granted and the conversion into equity is not made by the Fund, the Company will have to repay all principal and accrued interest under the Fund Credit Facility, which will use a substantial portion of the Company's capital resources. In view of the Company's expected future working capital requirements in connection with the manufacturing, production and sale of its FRAM and EDRAM products, the Company's projected continuing research and development expenditures and the current repayment requirements of the Fund Credit Facility, the Company may be required to seek additional equity or debt financing after 1998. There is no assurance, however, that the Company will be able to obtain such financing on terms acceptable to the Company, or that the Fund will agree to an extension of the payment date, or conversion into equity of amounts owed, under the Fund Credit Facility. Any issuance by the Company of common or preferred stock in order to obtain additional funding could result in the further dilution of existing stockholders' interests in the Company. If the Company requires additional financing in the future and if financing acceptable to the Company is not available, the Company would not be able to implement its current business strategy and the Company's business, operating results and financial condition would be materially adversely affected.

HISTORY OF LOSSES; ANTICIPATED LOSSES. The Company has been engaged in the research and development of its ferroelectric technology and FRAM products since 1984 and has had since its inception only limited revenues related to such technology and products, principally from development and license agreements. In 1996 and 1997, the Company generated most of its product revenues from the sale of its EDRAM products, which do not utilize the Company's ferroelectric technology. As a result of its limited revenues and the substantial ongoing product research and development costs associated with the Company's efforts to develop commercial manufacturing capabilities for its FRAM products and the design and development of its EDRAM products, the Company has incurred significant losses. The Company incurred a net loss for 1996 and 1997 of $5.7 million and $8.9 million, respectively. As of December 31, 1997, the Company had an accumulated deficit of $138.8 million.

There can be no assurance that the Company will achieve or sustain profitability in the future. The Company's future revenues and its potential profitability will depend on various factors, some of which are outside the Company's control, including (i) the timely completion of the development and qualification for manufacturing of the Company's higher-density FRAM products (i.e., FRAM products with memory capacities of 256-kilobits and greater);
(ii) wider customer acceptance of its EDRAM and FRAM products; (iii) the Company's ability to manufacture its FRAM products on a cost-effective and timely basis at its own facility and through alliance foundry operations and its ability to obtain sufficient cost-effective manufacturing capacity for its EDRAM products from its contract manufacturers; (iv) the availability and related costs of future financing; and (v) factors not directly related to the Company, such as market conditions, competition, technological developments, product obsolescence and changing needs of potential customers in the semiconductor industry in general. The semiconductor memory products market has a history of declining average unit sales prices. Although the Company's EDRAM products in 1996 and 1997 have not been subject to the extent or rapidity of the price decline of standard memory products such as DRAMs, future declines in average selling prices of the Company's EDRAM products may surpass the rate at which the Company can reduce per unit manufacturing costs, which could materially adversely affect its cash flows, results of operations and financial condition.

The Company has historically experienced significant quarterly fluctuations in revenues and operating results and anticipates that such fluctuations will continue. The Company attributes these fluctuations in part to unpredictable product order flows, variations in the timing and receipt of license fees (which depend on, among other factors, the Company and its licensees achieving certain technological milestones) and the lead time required for the Company's products to be incorporated in customers' product designs and for such products to achieve market penetration.

LIMITED MARKET ACCEPTANCE OF PRODUCTS; EDRAM CUSTOMER CONCENTRATION. Assuming that the Company can generate cash flows from product sales and licensing revenues and, if required, can continue to obtain financing on acceptable terms sufficient to meet its working capital requirements, of which there can be no assurance, the Company's success will be dependent on the extent to which its FRAM and EDRAM products are accepted in the marketplace and the time required to achieve such acceptance. As with other new products designed to replace existing products and change product designs, potential customers may be reluctant to integrate the Company's products into their systems unless the products are proven to be both reliable and available at a competitive price and in an assured quantity, preferably from multiple sources. Even assuming product acceptance, certain of the Company's customers may be required to redesign their systems to use the Company's products effectively. The time necessary for such redesign (which in some instances can be substantial and is not subject to the Company's control) could delay or prevent substantial market acceptance of the Company's products. A lack of, or delay in, market acceptance of one or more of the Company's products could adversely affect the Company's cash flow, operating results and financial condition. The Company's product sales in 1996 were $1.9 million from FRAM products and $16 million from EDRAM products. For 1997, the Company's product sales were $1.6 million from FRAM products and $13 million from EDRAM products. The Company cannot give assurance of the flow or size of future product orders or when revenues from any such sales will be recognized. More than 50% of the Company's EDRAM product sales in 1997 were to the Company's top three customers. As a result of the concentration of the Company's EDRAM customer base, any substantial reduction or cancellation of business from any of those customers or any significant decrease in the prices of EDRAM products sold to them could have a material adverse effect on the Company's cash flow, operating results and financial condition.

DEPENDENCE ON SUCCESSFUL DEVELOPMENT OF COMMERCIAL PRODUCTS. As indicated above, the Company has two lines of products, consisting of its FRAM products and its EDRAM products, and its success will depend on its ability to develop, manufacture and market FRAM and EDRAM products that address customer requirements and compete effectively on the basis of price, performance and reliability. This is especially true with respect to the development of the Company's FRAM products. The Company faces substantial product-related risks, including the risk that commercially acceptable new FRAM products cannot be successfully or timely developed and produced and that significant delays and increased costs will be encountered in manufacturing such products in commercial volumes. The development of new products by the Company and their "design-in" to customers' systems can be both time consuming and costly. New product development requires a long-term forecast of market trends and customer needs and often a substantial commitment of capital resources with no assurance that such products will be commercially viable.

The Company has experienced significant obstacles in producing acceptable product yields from the integration of its ferroelectric technology with wafer underlayers using the CMOS process technology. The Company therefore has entered into strategic alliances with companies with advanced semiconductor manufacturing processes and facilities to help overcome these obstacles. To date, the Company is producing in commercial quantities eight versions of 4-kilobit and 16-kilobit FRAM products and three custom radio frequency identification device ("RF/ID") FRAM products ranging in densities from one to sixteen kilobits. The Company and its strategic licensees are continuing their efforts to obtain acceptable manufacturing product yields of, and to qualify for production in commercial volumes, additional FRAM products. The Company is also working to qualify for commercial production by its strategic licensees certain of the Company's existing FRAM products that it currently manufactures at its Colorado Springs facility. Based on the information available to it, the Company believes that its strategic licensees are continuing efforts to develop and qualify, and are at various stages of development and qualification of, lower-density and higher-density FRAM products for commercial production. The Company cannot, however, provide any assurance regarding dates of final qualification or of commercial production of such products due to uncertainties in the qualification and production processes relating to both its own and its strategic licensees' manufacture of the Company's FRAM products. The Company's inability to develop and commercialize high-density FRAM products, or to overcome other obstacles it may encounter in FRAM product development, may significantly limit the commercial potential of FRAM products given the rapid technological progress in the development of competing products having substantially higher densities than the Company's FRAM products.

New designs, materials development and process technology will be required to achieve higher-density FRAM products. The Company's current low-density FRAM products are designed and manufactured at the Company's Colorado Springs facility using a 1.0 micron manufacturing process. To achieve memory capacities of 256-kilobits and greater, the Company and its strategic licensees will have to make a transition to sub-micron designs. The Company believes that its transition to smaller design parameters will be important for it to produce FRAM products meeting marketplace demands. To the extent this transition cannot be successfully implemented or is substantially delayed, the Company's operating results could be materially adversely affected. The Company's existing manufacturing equipment is not capable of producing sub-micron designed, high-density products. Therefore, the Company must rely solely on its existing and future alliance partners' manufacturing facilities to produce such sub-micron FRAM products on behalf of the Company. All FRAM products to be manufactured by the Company's existing alliance partners will be manufactured using sub-micron designs, although no such products have been manufactured in commercial quantities to date. There can be no assurance that the Company will be able to find additional alliance partners on acceptable terms. There also can be no assurance that the Company or its alliance partners will be able to develop and produce higher-density FRAM products profitably and, if so, when such products will be available in commercial quantities.

The Company's success in increasing sales of its EDRAM products depends principally on the products continuing to meet customer requirements and to provide price-performance advantages over competing products. Manufacturers of such competitive semiconductor memory products, many of which have substantially greater financial, engineering, manufacturing and marketing capabilities than the Company, regularly announce new, more advanced competitive products. The Company's continued ability to generate revenues from the sale of EDRAM products will depend on its successful development, manufacture and marketing of new EDRAM products with improved price-performance characteristics and the reduction of its EDRAM product manufacturing costs, of which there can be no assurance.

MANUFACTURING CAPABILITY. The Company's revenues, as well as its ability to achieve profitability over the next few years, will depend substantially on its and its outside manufacturers' abilities to manufacture products cost-effectively and on the Company's ability to obtain from its outside manufacturers sufficient commercial volumes of products to fulfill customers' orders timely and profitably. Even if the Company's FRAM and EDRAM products currently in development are developed to a point of commercialization, of which there can be no assurance, the Company does not anticipate that it will have sufficient capital resources in the near-term to construct fabrication facilities for the manufacture of higher-density FRAM products or any EDRAM products in commercial volumes. The Company will therefore be dependent on its strategic licensees, its current outside manufacturers, and any future contract manufacturers it may be able to retain, to develop and make available to the Company adequate product manufacturing capability on terms acceptable to the Company and consistent with the Company's license agreements with such licensees. Manufacture of the Company's FRAM products is highly complex and extremely sensitive to many factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel, materials and equipment involved with the production process. Often, new semiconductor product manufacturing processes experience low production yields for a significant period of time, and the Company and its licensees have experienced substantial production delays and difficulties in achieving acceptable FRAM product production yields and product output.
The Company and its strategic licensees must continue to improve production yields in order to decrease production costs to a level that permits the Company's FRAM products to be sold at a price that is both competitive and profitable. To the extent the Company and its outside manufacturers, including its licensees, are not able to achieve consistently acceptable manufacturing yields, of which there can be no assurance, the Company's ability to market and sell its products and its cash flow, operating results and financial condition will be materially adversely affected.

DEPENDENCE ON SUPPLIERS AND THIRD-PARTY MANUFACTURERS. For its internal lower-density FRAM product manufacturing needs, the Company currently obtains CMOS silicon wafer underlayers from a single supplier. The Company intends to rely for high-volume manufacturing of FRAM products on the advanced semiconductor manufacturing processes and facilities of companies with which it has entered into strategic alliances, including Rohm Company Limited ("Rohm"), Hitachi Ltd. ("Hitachi"), Toshiba Corporation ("Toshiba") and Fujitsu Limited ("Fujitsu"). Although the Company believes that development and qualification of FRAM products for commercial production is progressing with each of its current strategic alliance partners, significant delays in commencement of commercial production of FRAM products and difficulties in obtaining acceptable product yields have been encountered by its current strategic alliance partners and there is no assurance that any of these strategic alliance partners will commence volume manufacturing of FRAM products for the Company or alternatively be a long-term supplier of FRAM products to the Company for resale. Existing agreements with the Company's alliance partners do not require them to manufacture FRAM products in any specified or minimum quantities. The Company has not yet entered into a foundry supply agreement with Hitachi, Toshiba or Fujitsu, although certain parameters of such supply agreements are set forth in the Company's license agreements with those companies, and the Company believes that such parameters could be helpful to the Company in negotiating the specific terms of the supply agreements. In the case of Toshiba, a foundry supply agreement was previously expected to be entered into by August 1996; however, that time frame was extended by the parties, and the Company expects discussions to continue once Toshiba further develops its product specification and manufacturing plan. In the case of Hitachi and Fujitsu, discussions regarding foundry supply agreements are expected to commence once engineering samples of FRAM products are available for shipping. The Company has placed an initial production order with Rohm for delivery of lower-density FRAM products produced in Rohm's manufacturing facility, and the Company expects deliveries in fulfillment of that order to begin in 1998. No assurance can be given by the Company with respect to the terms of the supply of products, or the timing thereof, that will be made available to the Company under any foundry supply agreements ultimately entered into with its strategic licensees.

Because the Company does not purchase underlayers in large volumes for its internal production of lower-density FRAM products, the Company is subject to higher prices, limits on the availability of manufacturing capacity and less reliable delivery schedules than high-volume purchasers and therefore the cost of the Company's FRAM products continues to be high compared to competing products. The Company has been, and expects for the near-term future to continue to be, limited in its ability to market to high volume users of nonvolatile memory storage devices in the absence of a second-source manufacturer and as a result of the current cost of the Company's currently available FRAM products. The Company's current internal manufacturing low volume requirements, coupled with the costs associated with developing the maskwork to qualify additional wafer suppliers, limits the ability of the Company to expand its wafer supply resources in the near term in order to reduce the per unit cost of manufacturing its FRAM products. When wafers or other raw materials are not available in sufficient amounts or of adequate quality, the Company has experienced, and could experience in the future, delays, expenses and lost sales while it locates and qualifies alternative suppliers. During 1997, the Company's results of operations and level of its sales of low-density FRAM products were not materially adversely affected as a result of any delays, expenses or lost sales due to a scarcity of foundry services, the need to qualify additional wafer suppliers or a lack of wafers or other raw materials, although the Company believes that further delay in its strategic licensees' commencement of manufacturing of FRAM products for supply to the Company could have material adverse effects on the development of a viable market for the Company's FRAM products. As a result of the Company's relatively low levels of FRAM product sales, it has had to pay, and until its FRAM products are manufactured in significantly higher volumes expects to continue to pay, relatively high prices for the assembly and testing of its FRAM products.

Nippon Steel Semiconductor Co. Ltd. ("Nippon Steel") and IBM Corporation ("IBM") are currently the only manufacturers commercially producing EDRAM products for the Company. The Company holds EDRAM products produced by Nippon Steel and IBM in inventory, which it uses to fulfill commercial orders from its customers. Nippon Steel produces only 4-megabit EDRAM products, the market demand for which has declined as higher-density competitive products have become generally available. To date, the Company has qualified only IBM to manufacture its 16-megabit EDRAM products, and the Company does not expect to qualify Nippon Steel for manufacture of such products. During 1997, the Company was able to fulfill all of the commercial demand for its 4-megabit EDRAM products with products supplied by Nippon Steel and IBM. Due to the high capital costs and manufacturing complexities associated with commercial production of specialty semiconductor products, the Company expects to be dependent in the foreseeable future on outside manufacturers for both its FRAM and EDRAM products, except for the limited volume of low-density FRAM products it intends to continue to produce at its Colorado Springs facility. The Company's reliance upon outside suppliers and manufacturers involves several risks, including reduced control over the availability of products, delivery schedules, pricing and quality.

PATENT INTERFERENCE PROCEEDING. A patent interference proceeding, which was declared in 1991 in the United States Patent and Trademark Office (the "Patent Office") between the Company, National Semiconductor Corporation ("National") and the Department of the Navy in regard to one of the Company's issued United States patents, is continuing. The Patent involved covers a basic ferroelectric memory cell design invention the Company believes is of fundamental importance to its FRAM business in the United States. An interference is declared in the Patent Office when two or more parties each claim to have made the same invention. The interference proceeding is therefore conducted to determine which party is entitled to the patent rights covering the invention. In the present interference contest, the Company is the "senior" party, which means that it is in possession of the issued
United States Patent and retains all rights associated with such patent. The other two parties involved in the interference are the "junior" parties, and each has the burden of proof of convincing the Patent Office by a preponderance of the evidence that it was the first to invent the subject matter of the invention and thus is entitled to the corresponding patent rights. Only the Company and National filed briefs in this matter. Oral arguments were presented before the Patent Office on March 1, 1996.

The Patent Office decided the interference on May 6, 1997, holding that all of the claims were patentable to National, one of the "junior" parties. The other "junior" party, the Department of the Navy, was not granted any patent claims pursuant to the interference proceedings. On June 20, 1997, the Company filed a Request for Reconsideration with the Patent Office concerning the interference decision. Pursuant to the Request for Reconsideration, the Company requested that four separate issues be reconsidered because, from the Company's perspective, they were either ignored or misconstrued in the original decision. A decision on the Request for Reconsideration is expected in the near future. The Company has the right to appeal, and plans to appeal, any adverse decision of the Patent Office to the Federal District Court and then, if necessary, to the Court of Appeals for the Federal Circuit. The Company remains in possession of the issued United States Patent and retains all rights associated with such patent while it pursues its appeal options. The "junior" party has received no rights associated with this patent decision and will not receive any such rights as long as the appeal process continues.

If the Company's patent rights which are the subject of the interference proceeding are ultimately lost or significantly compromised, the Company would be precluded from producing FRAM products in the United States using the Company's existing design architecture, absent being able to obtain a suitable license to exploit such rights. If such patent rights are ultimately awarded to National, and if a license to such rights is not subsequently entered into by the Company with National, National could use the patent to prevent the manufacture, use or sale by the Company within the United States of any products that come within the scope of such patent rights, which would include all FRAM products as currently designed, and which would materially adversely affect the Company. The Company has vigorously defended its patent rights in this interference contest and will continue such efforts. The Company is uncertain as to the ultimate outcome of the interference proceeding, as well as to the resulting effects upon the Company's financial position or results of operations.

LITIGATION. The Company is a defendant in a lawsuit filed in October 1997, by the Trustee of the NTC Liquidating Trust against Brown Brothers Harriman, Citibank, N.A., the Company's transfer agent, and the Company in the Benton Bankruptcy Court proceedings. The Trustee's claim seeks damages in the amount of $4.9 million and, alternatively, 523,127 shares of Common Stock. Summarily stated, the Trustee's claim is based on allegations that Benton and affiliated persons caused shares of Common Stock to be converted, concealed, or wrongly transferred in violation of the automatic stay in effect as a result of the Benton bankruptcy filing. The Company believes that it was not involved in the disputed transfer or concealment, has no direct liability to the NTC Trustee, and that it has adequate defenses to any liability as indemnitor of its transfer agent in the circumstances. The Company has moved to have the NTC Trustee's claim dismissed. If the NTC Trustee's claim were to result in a judgment against, or is ultimately required to be satisfied by, the Company, the payment of damages could have a materially adverse effect on the Company or the issuance of shares of Common Stock in the amount sought could materially dilute the Company's common stockholders.

COMPETITION. The semiconductor industry is intensely competitive. The Company's FRAM and EDRAM products experience intense competition from numerous domestic and foreign companies. The Company may be at a disadvantage in competing with many of these competitors having significantly greater financial, technical, manufacturing and marketing resources, as well as more diverse product lines that can provide cash flows counter cyclical to fluctuations in semiconductor memory operations, than the Company. The Company considers its FRAM products to be competitive with existing nonvolatile memory products such as EEPROM, Battery Backed Static RAM ("BBSRAM") and Nonvolatile RAM ("NVRAM") products in low density applications. Although nonvolatile Flash memory products are important in the high-density memory product market, the Company's products do not currently compete in that market. Both low-density and high-density nonvolatile memory products are manufactured and marketed by major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities (e.g., SGS-Thomson Microelectronics NV, Motorola, Inc. and Hitachi) and by specialized product companies (e.g., Dallas Semiconductor, Atmel Corp., Microchip Technology Inc., Xicor Inc., Rohm and Benchmarq Microelectronics Inc.).

Numerous companies, including major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities, manufacture DRAM products. Because the Company's EDRAM products have certain higher performance characteristics than standard DRAM products, however, the Company considers only high-speed "specialty" DRAM products (such as SDRAM, CDRAM, RDRAM, fast SRAM, VCRAM and MDRAM products manufactured by companies such as Fujitsu, Mitsubishi Electric Corporation, Rambus (through licensees), LG Semicon Co. Ltd., NEC Corporation and Micron Technology, Inc.) to be competitive with the Company's EDRAM products. The Company also considers its EDRAM products to be competitive in certain applications with SRAM products, which are manufactured by major corporations, including Alliance Semiconductor Corporation, Cypress Semiconductor Corporation, Integrated Device Technology, Inc., Motorola, Inc., Hitachi, SGS-Thomson Microelectronics NV, Toshiba, Fujitsu, Samsung Electronics Co. Ltd., Hyundai Electronics Industries Co. Ltd., Mosel-Vitelic Corporation and LG Semicon Co. Ltd.

The Company's licensees may market products which compete with the Company's FRAM and EDRAM products. Most of the Company's strategic alliance partners have the right to manufacture and sell FRAM or EDRAM products for their own account with or without the payment of royalties, depending upon the terms of their agreements with the Company. For example, as part of its agreements with Hitachi, Rohm, Toshiba and Fujitsu, the Company granted each of those companies a royalty-bearing nonexclusive license to the Company's FRAM technology and know-how, which license includes the right to manufacture and sell products using FRAM technology. The Company has also granted IBM a nonexclusive license to manufacture, produce and sell EDRAM products in unlimited quantities, which license is royalty-free for internal consumption of EDRAM products and royalty-free for external sales up to two times the Company's total sales of EDRAM products. Most of these license agreements provide for the continuation of the licensed rights to Ramtron's FRAM or EDRAM technology and know-how after expiration or termination of the agreements on a royalty-bearing or royalty-free basis. In addition, Racom Systems, Inc. and Intag International Ltd. of Australia, both licensees of the Company's ferroelectric technology for use in RF/ID applications, could compete with the Company for portions of the RF/ID market. To the extent that any of the Company's products achieve market acceptance, there can be no assurance that the Company's competitors will not be able to develop and offer competitive products or implement pricing strategies for FRAM and EDRAM products that could adversely affect the Company's business and operating results. The Company's ability to compete successfully depends on its ability to develop low-cost volume production of its products permitting its products to be sold at a price that is both competitive and profitable to the Company and on its ability to design products which successfully address customer requirements. The Company's ability to compete successfully also depends on factors beyond its control, including the rate at which customers incorporate the Company's products into their own products, the success of such customers in selling their products, the success of the Company's protection of its intellectual property, the success of competitors' products and general market and economic conditions. Many companies are researching and developing semiconductor memory technologies and product configurations that could reduce or eliminate any future competitive advantages of the Company's products. There can be no assurance that the Company's ferroelectric technology will not be supplanted in the future by competing technology or that the Company will have the technical capability or financial resources to be competitive in the semiconductor industry with respect to the design, development or manufacture of either FRAM or EDRAM products.

NATURE OF THE SEMICONDUCTOR INDUSTRY. The semiconductor industry is characterized by rapid technological changes and product obsolescence, price erosion and variations in manufacturing yields and efficiencies. The industry has also experienced wide fluctuations of product supply and demand. During growth periods, there is likely to be a shortage of wafer supply and of product assembly and testing capacity. The industry has recently been allocating significant capital resources to construction of new, and expansion of existing, semiconductor manufacturing facilities. The industry has at times experienced significant downturns, some lasting more than a year, resulting in diminished product demand and decreased prices for semiconductor products, and such downturns may occur in the future as additional production facilities are placed into operation. The semiconductor industry has experienced growth in the past several years, however the demand for semiconductor memory products began to soften dramatically starting in mid-1996 as additional supply came into the market, resulting in a widespread decline in average selling prices which continued throughout 1997. The economic and financial turbulence, including unprecedented currency depreciations, experienced in Asia during the fourth quarter of 1997 and early 1998 could, if such crisis continues or worsens, not only depress market demand for the Company's products generally, but result in delayed payment of, or failure to pay, licensing fees receivables by the Company's licensees and in the delay or cancellation of FRAM product development programs by the Company's strategic licensees, with the consequent delay or loss of the Company's expected access to a portion of the foundry capacity of such licensees. Such delay or cancellation of one or more FRAM product development programs could have a material adverse impact on the Company's business, operating results and financial condition.

PATENTS; RELIANCE ON INTELLECTUAL PROPERTY PROTECTION. The Company relies heavily on its patents and trade secrets as a defense against competitors introducing infringing products that will compete with the Company's FRAM and EDRAM products. Although the Company intends to enforce its patents and trade secrets aggressively, there can be no assurance that such protection will be available or be enforceable in any particular instance or that the Company will have the financial resources necessary to adequately enforce its patent and trade secret rights, and the unavailability or unenforceability of such protection or the inability to enforce adequately such rights could materially adversely affect the Company's business and operating results. In addition to its strategic licensees discussed above, the Company has also granted worldwide licenses to its ferroelectric technology to Seiko Epson Corporation of Japan and Intermetall, Halbleiterwerk der Deutsche ITT Industries GmbH, a subsidiary of ITT Corporation, although the Company has no indication that those licensees are currently pursuing development of FRAM products. Those companies, together with the Company's strategic alliance partners, have access to the Company's proprietary FRAM technology and know-how and have the right, on a royalty-paying or royalty-free basis, to manufacture and sell ferroelectric products. The Company does not license from others any material right covering its ferroelectric technology and does not believe its technology infringes any known patents, subject to final determination of the patent interference proceeding described above. The Company has, however, entered into a cross license agreement with Symetrix Corporation ("Symetrix") for the use by the Company of certain ferroelectric technology that may have been developed by Symetrix, which is not used in the Company's FRAM products. The Company is aware, because others have obtained patents covering numerous semiconductor designs or processes, that the Company operates in a competitive environment in which it would not be unlikely for a third party to claim that certain of the Company's present or future products may infringe the patents or rights of such third parties. If any such infringements exist or arise in the future, the Company may be exposed to liability for damages and may need to obtain licenses relating to third-party technology incorporated into the Company's products. The Company's inability to obtain such licenses on acceptable terms or the occurrence of related litigation could materially adversely affect the Company. The Company was recently granted a patent the Company believes is fundamental in covering the basic architecture and method of operation of its EDRAM products, and the Company has other patents and patent applications involving its EDRAM technology pending.

DEPENDENCE ON KEY PERSONNEL. The Company's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly the highly skilled design, process, materials and test engineers involved in the development and manufacture of its products and processes.
The competition for such personnel is intense, and the loss of key employees (including executive officers), none of whom has a post-employment noncompetition agreement, could have an adverse effect on the Company. The Company requires its employees to execute confidentiality and non-disclosure agreements when they begin employment with the Company. None of the Company's employees other than L. David Sikes, the Company's Chief Executive Officer, Greg Jones, the Company's President, and Richard L. Mohr, the Company's Chief Financial Officer, has an employment agreement with the Company, and, although the Company has such agreements with such employees, there can be no assurance that the Company can retain them in the future. During 1997, the number of people employed by the Company increased by approximately 14% over 1996.

ENVIRONMENTAL REGULATION. Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in the Company's manufacturing processes. The Company believes that it has taken all necessary steps to ensure that its activities comply with all applicable environmental rules and regulations. Although the Company's operations have not been materially impacted by the cost of environmental compliance, there can be no assurance that changes in such environmental rules and regulations will not require additional investments in capital equipment and the implementation of compliance programs in the future. Any failure by the Company to comply with such environmental rules and regulations regarding the discharge of hazardous substances could subject it to serious liabilities and could materially adversely affect its manufacturing operations.

CURRENT MARKET FOR COMMON STOCK. The Company's Common Stock currently trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "RMTR." Although for a period during 1995 the Company did not satisfy the net tangible assets requirement for continued listing on the Nasdaq Stock Market, the Company has since September 1995 maintained compliance with such requirement. If the Company's Common Stock is not traded on the Nasdaq Stock Market or listed on a national securities exchange, a security holder's ability to effectively trade such securities may be limited. During 1997, the Company's stock price experienced significant fluctuations, ranging from a per share high of $9.50 on August 25, 1997 to a low of $4.438 on May 22, 1997.
The Company believes that such volatility may be caused in part by factors unrelated to the Company's operating performance, including stock market conditions affecting stocks of technology companies generally and the number of shares of the Company's Common Stock available for sale by existing stockholders. The Company expects that such factors, as well as the Company's success in implementing its strategic and business plans and operating results, could continue to affect the market price of its Common Stock in the future.

CONTROL BY EXISTING STOCKHOLDERS; CHANGE IN CONTROL. The Fund, the NTC Liquidating Trust and the Benton Liquidating Trust (successors to Benton) and certain affiliated investors advised by BEA (the "BEA Holders") are the three largest stockholders of the Company. Based on information available to the Company, as of March 15, 1995, the Fund, the NTC and Benton Liquidating Trusts and the BEA Holders beneficially owned or controlled approximately 21.6%, 17.7% and 10.1%, respectively, of the Company's issued and outstanding shares of Common Stock. Benton, the Fund, BEA and the Company have also agreed that, for as long as any of Benton, the Fund or BEA beneficially owns 5% or more of the issued and outstanding shares of Common Stock of the Company, the Company and the other two of such stockholders will use their best efforts to cause a designee of each such 5% stockholder to serve on the Company's Board of Directors. Although the Company is not aware of any agreement among the NTC and Benton Liquidating Trusts, the Fund and BEA to act together (other than as set forth in the immediately preceding sentence), if the NTC and Benton Liquidating Trusts, the Fund and BEA were to act together, they would be able to elect the Company's entire Board of

Directors and would have the ability to control the Company and direct its business and affairs. The concentration of ownership of the Company may have the effect of delaying, deferring or preventing a change in control of the Company or, if such shares are sold, may effect a change in control of the Company. The resolution of Benton's bankruptcy case resulted in the trustee of the NTC and Benton Liquidating Trusts holding shares of the Company formerly owned by Benton. The trustee has described the business of the trusts as being the liquidation of the trusts' assets in order to distribute the proceeds of such liquidation to the trusts' beneficiaries. Any program by the NTC and Benton Liquidating Trusts to dispose of a substantial amount of their shares of the Company's Common Stock in the open market could have an adverse impact on the market for such Common Stock, as discussed below under "Securities Eligible for Future Sale."

SECURITIES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Company's securities in the public market after the date of this Prospectus, or the availability of such securities for sale in the public market, could materially adversely affect prevailing market prices for the Company's securities, including its Common Stock. As of April 29, 1998, the
Company had 37,953,772 shares of Common Stock issued and outstanding. Of these shares, excluding the Shares offered hereby, approximately 19,401,300 shares were either freely tradable without restriction or could be sold pursuant to an effective registration statement under the Securities Act, and approximately 4,538,100 shares (most of which were held by "affiliates" who are subject to Rule 144 notice requirements and volume restrictions) could be publicly sold under Rule 144 promulgated under the Securities Act. As long as the Registration Statement of which this Prospectus is a part remains effective, 12,599,294 shares, (excluding shares issuable upon exercise of the Warrants and certain options) may be sold by the holders thereof from time to time for any reasons so long as such registration statement remains effective. In addition, pursuant to a registration statement filed by the Company on March 10, 1998, (i) 800,000 shares of Common Stock may be sold by the holders thereof from time to time for any reason; (ii) 80,000 shares of Common Stock may be sold by the holders thereof upon exercise of Common Stock Purchase Warrants to purchase 80,000 shares of Common Stock (the "Common Stock Warrants"); (iii) an indeterminate number of shares of Common Stock issuable upon conversion of 17,425 five-year Preferred Stock Purchase Warrants (the "Series A Preferred Warrants") at conversion rates to be determined by reference to the prices of the Common Stock at future dates may be sold by the holders thereof, and (iv) an indeterminate number of shares issuable upon exercise of 1,742 Series A Preferred Warrants and conversion of the Series A Preferred issuable upon exercise at conversion rates to be determined by reference to the prices of the Common Stock at a future date may be sold by the holders thereof pursuant to such registration statement. As of April 29, 1998, approximately 1,701,038 shares of Common Stock were subject to issuance upon exercise of outstanding and exercisable options granted under the Company's stock option plans and, except to the extent that shares issued upon exercise of such options are held by affiliates (who, as noted above, are subject to Rule 144 notice requirements and volume restrictions), will be eligible for immediate resale in the public market upon exercise of such options. As of April 29, 1998, in addition to the Common Stock Warrants, and 1,742 Series A Preferred Warrants, approximately 6,989,701 shares of Common Stock were subject to issuance upon exercise of other outstanding and exercisable warrants, all of which are held by affiliates. Subject to the Rule 144 notice requirements and volume restrictions, the shares of Common Stock issuable upon exercise of such warrants will be eligible for immediate resale in the public market upon exercise of such options. In addition, the Company has agreed to use its best efforts to register for resale under the Securities Act any shares of Common Stock issued upon conversion of the indebtedness outstanding under the Fund Credit Facility, if such indebtedness is, at the Fund's option, converted (as Of April 29, 1998, 635,019 shares were issuable upon conversion of such indebtedness).

ISSUANCE OF COMMON STOCK. In November 1996, the Company's authorized number of shares of Common Stock was increased from 50,000,000 to 75,000,000. Each additional share of Common Stock authorized by such amendment has the same rights and privileges as each previously authorized share of Common Stock. As of April 29, 1998, 37,953,772 shares were outstanding and 12,199,303 were reserved for issuance pursuant to outstanding warrants, options and conversion of the Fund's indebtedness. The issuance of any newly authorized shares will dilute a stockholder's proportionate equity interest in the Company's Common Stock.

ISSUANCE OF PREFERRED STOCK. The Company has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions of the Preferred Stock, without any vote or action by the Company's stockholders. As of April 29, 1998, 17,425 shares of
Series A Preferred were outstanding and 1,742 were reserved for issuance pursuant to the Series A Preferred Warrants. The issuance of additional shares of Preferred Stock by the Company could further affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities having preferential voting, dividend or liquidation rights or having (upon conversion or otherwise) all of the rights appurtenant to
Common Stock.   Additionally, the Company's authority to issue Preferred Stock could be used to discourage attempts by others to obtain control of or acquire the Company by making such attempts more difficult or costly to achieve.

CERTAIN EFFECTS OF CONVERSION OF SERIES A PREFERRED; POTENTIAL COMMON STOCK ADJUSTMENT. In February 1998, the Company completed a private placement of 17,425 shares of Series A Preferred, which entitle the holders thereof to convert such shares into shares of Common Stock. The exact number of shares of Common Stock issuable upon conversion of the Series A Preferred cannot currently be estimated, but such number will vary inversely with the market price of the Common Stock. The holders of Common Stock will be subject to dilution upon conversion of the Series A Preferred. The extent of such dilution will depend on, among other things, the future market prices of the

Common Stock and the decisions by holders of shares of Series A Preferred as to when to convert such shares, which will affect, among other things, the number of shares of Series A Preferred issuable as dividends on the Series A Preferred (and ultimately the number of shares of Common Stock issuable upon conversion of all the Series A Preferred). Until the last day of the sixth full calendar month after the date of issuance of the Series A Preferred, the conversion price of such shares is $10 per share. The conversion price of the Series A Preferred as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance and continuing until the Series A Preferred is converted. On March 2, 1998, the last reported sales price of the Common Stock on the NASDAQ Stock Market was $5.125 per share. If such market price per share were used to determine the number of shares of Common Stock issuable upon conversion of all the outstanding shares of Series A Preferred (including the shares of Series A Preferred issued or issuable upon exercise of the Series A Preferred Warrants) on a date, after the six full calendar month period following the date of issuance, on which the "Applicable Percentage" discount were 15 %, the Company would issue a total of approximately 4,399,885 shares of Common Stock in respect of the Series A Preferred issued in the Preferred Stock Private Placement. The number of shares of Common Stock issuable upon conversion of the Series A Preferred will increase as the market price of the Common Stock decreases (and decrease as such market price increases). Thus, to the extent the market price per share of Common Stock following such six full calendar month period is lower or higher than $5.125 as of any date on which shares of Series A Preferred are converted, the Company would issue greater or fewer shares of Common Stock than reflected in such estimate, and such difference could be material. The terms of the Series A Preferred do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. Stock market volatility, whether related to the stock market generally or the Company specifically, and if coincident in time with conversions of Series A Preferred, could impact directly the number of shares of Common Stock issuable upon conversion thereof. Subject to certain exclusions, if the Company issues any shares of Common Stock upon conversion of the Series A Preferred for a conversion price per share which shall be lower than the $4.93 per share purchase price of the Shares sold in a private placement of 800,000 shares of the Company's Common Stock in December 1997 (the " Common Stock Private Placement") (such lower price being the "Reset Price"), then the $4.93 per share purchase price of the Shares will be adjusted downward so as to equal the Reset Price by issuance of such additional number of shares of Common Stock as is necessary to reduce the effective purchase price of said Shares to the Reset Price. Under certain conditions the Company has the right or the obligation to satisfy conversions of Series A Preferred by payment of cash amounts in lieu of issuance of Common Stock. In such event, there can be no assurance that the Company will have sufficient available cash flow to fund any cash redemption of, or cash conversion in respect of, the Series A Preferred. See "Description of Capital Stock -- Preferred Stock."

Following conversion of the Series A Preferred into shares of Common Stock, the holders of such shares of Common Stock will be subject to limits on re-sales of such shares to the greatest of: (i) 10% of the average daily trading volume of the Common Stock for the five trading days preceding any such sale date; (ii) 20,000 shares; and (iii) 10% of the trading volume for the Common Stock on the date of any such sale. Such limitations on transfer would limit the ability of an investor to sell shares of Common Stock received upon conversion of the Series A Preferred in excess of such levels in one transaction and delay the time over which an investor could sell its entire holdings of such shares of Common Stock, which could have the effect of depressing the price of Common Stock during such period. See "Description of Capital Stock -- Preferred Stock."

CERTAIN ACCOUNTING EFFECTS OF ISSUANCE OF SERIES A PREFERRED. As indicated above, the Conversion Price of the Series A Preferred as of any date during the six full calendar month period following the date of issuance through August 31, 1998 shall be $10.00. The Conversion Price as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance, provided that the maximum Conversion Price shall be the lesser of: (i) 85% of the average of the daily low trade prices of the Common Stock for the fifteenth calendar month after the date of issuance, (ii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-first calendar month after the date of issuance, and (iii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-seventh calendar month after the date of issuance, with the provisions of clauses (i), (ii) and (iii) becoming effective at the end of the fifteenth, twenty-first and twenty-seventh, respectively, calendar months following said date of issuance.

The conversion discount of the Series A Preferred (represented by the effective "Applicable Percentage" described above) is considered to be an additional preferred stock dividend. The maximum discount of 15% (the "guaranteed return") of $3,075,007 is initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. The guaranteed return reduction to preferred stock is accreted, as additional dividends, over 15 months by recording a charge to income available to Common Stockholders and an increase to preferred stock. If conversion occurs before the guaranteed return has been recorded to the income statement, no further income statement charge is necessary. The Company will also record cumulative dividends of $60 per outstanding Series A Preferred share per annum ($1,034,700 annually assuming 17,425 Series A Preferred shares outstanding) as a reduction of income available to Common Stockholders. The earnings per share calculation will show the effect of the add back of the guaranteed return (recorded as additional dividends) and annual cumulative dividends recorded to net income available for Common Stockholders.

                                USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

The following table sets forth: (i) the number of shares of Common Stock beneficially owned by each Selling Security Holder as of April 29, 1998,
(ii) the number of shares of Common Stock to be offered hereby by each Selling Security Holder, and (iii) the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock to be beneficially owned by each Selling Security Holder after completion of the offering.

                        No. of Shares
                      Beneficially Owned                  Shares Beneficially
                       Prior to Offering     No. of    Owned After Offering(1)
Name of Selling      ---------------------   Shares    -----------------------
Security Holder        Number          %     Offered        Number         %
---------------      ----------      -----   --------     ---------      -----

NTC Liquidating       7,589,390(2)    18.5%  2,973,821(3)  4,615,569     11.3%
Trust

Benton Liquidating    2,069,130(4)     5.5   2,069,130          0           0
Trust

National Electrical  12,866,903(5)    30.2   9,046,044(6)  3,820,859      9.0
Benefit Fund

C.I. Global             673,000(7)     1.8     673,000          0           0
Equity RSP Fund

Empire Partners, LP      25,010(7)      *       25,010          0           0

C.I. Global Fund      1,320,000(7)     3.8   1,320,000          0           0

C.I. American Fund      680,000(7)     1.7     680,000          0           0

C.I. International      200,000(7)      *      200,000          0           0
Balanced RSP Fund

C.I. International      200,000(7)      *      200,000          0           0
Balanced Fund

Essex Associates         29,912(7)      *       29,912          0           0

------------

*   Less than 1 percent.

(1) For each Selling Security Holder, assumes that all of the Warrants and Options held by that Selling Security Holder are exercised and that all of the Shares covered by the Prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holders.

(2) In an amended Schedule 13D dated December 2, 1997, the NTC Liquidating Trust reported sole dispositive power as to 7,589,390 shares consisting of:
(i) 4,628,174 shares of Common Stock owned directly and (ii) 2,961,216 shares of Common Stock issuable upon exercise of the warrants held by the NTC Liquidating Trust.

(3) Includes 2,961,216 shares of Common Stock, subject to adjustment in certain circumstances, issuable upon exercise of the Warrants held by the NTC Liquidating Trust.

(4) In a Schedule 13D dated October 8, 1997, the Benton Liquidating Trust reported sole voting and sole dispositive power as to 2,069,130 shares of Common Stock owned directly.

(5)  Includes: (i) 8,193,399 shares of Common Stock owned by the Fund;
(ii) 4,028,485 shares of Common Stock issuable upon exercise of the warrants held by the Fund; (iii) approximately 635,019 shares issuable as of April 29, 1998 upon conversion of a convertible promissory note dated August 31, 1995 made by the Company in favor of the Fund; and (iv) 10,000 shares issuable to the Fund pursuant to Options which are exercisable or become exercisable within 60 days after April 29, 1998. The trustees of the Fund share voting and dispositive powers as to such shares. The Fund beneficially owns more than 5% of the outstanding shares of the Company's Common Stock and has certain rights with respect to the election of one director on the Company's Board of Directors. Mr. Tull is the Fund's designee on the Company's Board of Directors.

(6) Includes 4,028,485 shares of Common Stock, subject to adjustment in certain circumstances, issuable upon exercise of the warrants held by the Fund.

(7) These seven Selling Security Holders constitute the BEA Holders, and each of their securities are deemed to be owned beneficially by BEA. BEA beneficially owns more than 5% of the outstanding shares of the Company's Common Stock and has certain rights to the election of one director on the Company's Board of Directors. Mr. Rothschild is BEA's designee on the Company's Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company is comprised of 85,000,000 shares, of which 75,000,000 shares have been designated Common Stock, $0.01 par value, and 10,000,000 shares have been designated Preferred Stock, $0.01 par value.

COMMON STOCK. As of April 29, 1998, there were 37,953,772 shares of Common Stock issued and outstanding which were held of record by approximately
2,390 stockholders. The holders of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights and preferences of the Series A Preferred and any other Preferred Stock which may be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of the Series A Preferred and any other Preferred Stock then outstanding. There are no cumulative voting rights and no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

The Company has outstanding Common Stock Purchase Warrants entitling the holders to purchase 80,000 shares of Common Stock at $4.93 per share expiring December 23, 2002 pursuant to the Common Stock Private Placement. The Common Stock Purchase Warrants are subject to customary antidilution adjustments. In addition, approximately 1,701,038 shares of Common Stock are subject to issuance upon exercise of outstanding and exercisable options granted under the Company's stock option plans, and approximately 6,989,701 shares of Common Stock are subject to issuance upon exercise of outstanding and exercisable warrants at an exercise price $4.15 per share expiring August 31, 2000.

The Company has agreed with the purchasers of the Shares issued in the Common Stock Private Placement, among other matters, that if, during the twelve-month period following December 23, 1997, the Company shall sell any shares of Common Stock, or issue any shares of Common Stock upon conversion of the Series A Preferred at any time, in each case for a selling or conversion price per share which shall be lower than the $4.93 per share purchase price of the Shares sold in the Common Stock Private Placement (such lower price being the "Reset Price"), then such $4.93 per share purchase price will be adjusted downward by issuance of such additional number of shares of Common Stock, or in certain instances by such cash refund to the investors, as is necessary to reduce the effective purchase price to the Reset Price. Issuance of Shares upon conversion or exercise of convertible securities, options or warrants outstanding on December 23, 1997, of which the conversion or exercise price was fixed at that date, and of options or warrants issued pursuant to stockholder approved employee benefit or incentive plans are excluded from the Reset Price obligation. The Company also agreed with the purchasers of the Shares issued in the Common Stock Private Placement to register such Shares and the Shares issuable upon exercise of the Common Stock Purchase Warrants, for resale under the Securities Act, no later than 120 days after the Closing of the Common Stock Private Placement. Any delay in having the related registration statement declared effective by the Commission beyond the applicable period will result in the payment by the Company to each holder, in cash, of 3% of the total purchase price of the Common Stock issued in the Common Stock Private Placement for each 30-day period of the delay (pro rated for any shorter period). Upon the effectiveness of the Registration Statement of which this Prospectus is a part within such 120-day period, no such penalties are payable by the Company.

PREFERRED STOCK. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and rights thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of shares of Preferred Stock, including the Series A Preferred, may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting power and other rights of Common Stock. As of the date of this Prospectus, 29,000 shares of the authorized Preferred Stock have been designated as the Series A Preferred, of which 17,425 shares are issued and outstanding and 1,742 shares are subject to Series A Preferred Warrants, none of which have been exercised. The outstanding Series A Preferred Warrants are exercisable to purchase a total of 1,742 shares of Series A Preferred at a price of $1,000 per share and expire on February 25, 2003. The Series A Preferred Warrants are subject to customary antidilution adjustments.

SERIES A PREFERRED. The Series A Preferred has a liquidation preference (the "Liquidation Preference") of $1,000 per share, plus accumulated and unpaid dividends and any amounts due but unpaid pursuant to the Company's agreement to pay certain penalties to the holders of the Series A Preferred if the Company shall fail to cause to become effective within a specified period under the Securities Act a registration statement covering all shares of Common Stock issuable upon conversion of the Series A Preferred. The Series A Preferred ranks prior to all other classes of equity securities of the Company, including the Common Stock, as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Each share of Series A Preferred is entitled to receive cumulative dividends at the rate of $60.00 per share per annum, payable in additional shares of Series A Preferred valued at $1,000 per share, when and as declared by the Company's Board of Directors. Such dividends shall accrue from day to day whether or not declared. Upon any conversion of the Series A Preferred, dividends not previously paid shall be paid in respect of the shares of Series A Preferred being converted and the shares of the Series A Preferred issued in payment of such dividends shall also be simultaneously converted into Common Stock.

A consolidation or merger of the Company with or into any other corporation, or sale of all or substantially all of the assets of the Company (a "Change in Control Transaction"), will, at the option of the holders of the Series A Preferred, be deemed a liquidation if the shares of stock of the Company (along with all derivative securities) outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or the acquiror of the Company's assets in the case of a sale of assets). In such event, the holders of the Series A Preferred will be entitled to receive, in cash, upon the occurrence of such transaction an amount per share equal to the Liquidation Preference. Such option shall not apply to a business combination in which substantially all the Common Stock of the Company is converted into or exchanged for voting common stock of the corporation surviving such business combination, if (i) such common stock of the surviving corporation is listed and traded on the NASDAQ National Market or the New York Stock Exchange and
(ii) the Board of Directors of the Company determines in good faith that the conversion rights and other rights and preferences of the Series A Preferred are preserved and not rendered of less value by the terms of such business combination.

All outstanding shares of the Series A Preferred, including any accrued dividends thereon, shall be automatically converted into Common Stock on the fifth anniversary of the date of issuance of the Series A Preferred at the Conversion Price (as hereinafter defined) in effect on such anniversary date. Commencing the earlier of (i) three calendar months after the date of issuance and (ii) the date that a registration statement registering the shares of Common Stock issuable upon conversion of the Series A Preferred (including such shares issuable upon exercise of the Series A Preferred Warrants) is declared effective by the Securities and Exchange Commission, each holder of Series A Preferred shall be entitled to convert, in any calendar month on a cumulative basis following such commencement date, at least 20% and up to 50% (depending upon the price at which the Common Stock is trading) of the number of shares of Series A Preferred held of record by such holder on such day. Notwithstanding the foregoing, all the Series A Preferred will be fully convertible upon the happening of certain events, including a Change in Control Transaction (whether or not the holders of Series A Preferred deem such event to be a liquidation); the filing under any bankruptcy or similar law for the relief of debtors by or against the Company; the failure or unwillingness of the Company's independent auditors to issue a customary opinion on the Company's financial statements within 90 days after the end of the Company's fiscal year or the issuance of such opinion subject to a "going concern" qualification; the failure of the Common Stock to be listed on either the NASDAQ National Market or the New York Stock Exchange; or the occurrence of a material breach by the Company of any of its obligations under the Preferred Stock Investment Agreements pursuant to which the Series A Preferred was originally issued, which breach has a material adverse effect on the holders of the Series A Preferred.

The number of shares of Common Stock issuable upon conversion of shares of Series A Preferred will equal the Liquidation Preference of the shares being converted divided by the then-effective conversion price applicable to the Common Stock (the "Conversion Price"). The Conversion Price as of any date during the six full calendar month period following the date of issuance shall be $10.00. The Conversion Price as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance, provided that the maximum Conversion Price shall be the lesser of: (i) 85% of the average of the daily low trade prices of the Common Stock for the fifteenth calendar month after the date of issuance, (ii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-first calendar month after the date of issuance, and (iii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-seventh calendar month after the date of issuance, with the provisions of clauses
(i), (ii) and (iii) becoming effective at the end of the fifteenth, twenty-first and twenty-seventh calendar months, respectively, following said date of issuance. The Conversion Price is at all times also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers affecting the Common Stock. No holder of Series A Preferred will be entitled to convert any share of Series A Preferred into shares of Common Stock if, following such conversion, the holder and its affiliates (within the meaning of the Exchange Act) will be the beneficial owners (as defined in Rule 13d-3 thereunder) of 10% or more of the outstanding shares of Common Stock.

Following conversion of the Series A Preferred into shares of Common Stock, the holders of such shares of Common Stock have agreed to limits on re-sales of such shares on any trading day to the greatest of: (i) 10% of the average daily trading volume of the Common Stock for the five trading days preceding any such sale; (ii) 20,000 shares; or (iii) 10% of the trading volume for the Common Stock on the date of any such sale. Each of such holders has also agreed that it and its affiliates will not (subject to certain exceptions) engage in any short sales, swaps, purchasing of puts or other hedging activities that involve the direct or indirect use of Common Stock to hedge its investment in the Series A Preferred. Furthermore, the Company has the right, subject to certain conditions, if the Conversion Price falls below a price designated by the Company upon proper notice (the "Green Floor
Price"), to honor any conversion request, if at a Conversion Price lower than the Green Floor Price then in effect by a cash payment in lieu of the issuance of Common Stock in an amount equal to the proceeds which would otherwise have been received by the holder if conversion were in fact made into shares of Common Stock and such shares were sold at the high trade price on the date that the conversion notice is given (the "Green Floor Conversion"). The

Company is not obligated to issue, in the aggregate, more than 7,420,000 shares of Common Stock if issuance of a larger number of shares would constitute a breach of the Rules of the Nasdaq Stock Market, Inc. (the "Nasdaq Rules"). If, however, stockholder approval of the Preferred Stock Private Placement is not received by June 30,1998, the Company will be obligated to redeem, at a price of 110% of the Liquidation Preference, a sufficient number of shares of Series A Preferred which, in its reasonable judgment, will permit conversion of the remaining shares of Series A Preferred without breaching the Nasdaq Rules. Any default in payment of such redemption price will cause such redemption amount to accrue interest at the rate of 0.0005% per day until paid. In addition, if the issuance of Common Stock upon conversion of any shares of Series A Preferred submitted for conversion would otherwise constitute a breach of the Nasdaq Rules, then the Company has agreed to honor such conversion request by exercise of the Green Floor Conversion with respect to such shares of Series A Preferred in lieu of issuing Common Stock.

The Company intends to seek the approval of its stockholders of the Preferred Stock Private Placement issuance at its 1998 Annual Meeting of Stockholders to satisfy the stockholder approval requirements undertaken for the benefit of the holders of Series A Preferred in connection with the Preferred Stock Private Placement. The Company's executive officers, directors and stockholders holding 21% of the Company's outstanding Common Stock have agreed to vote their respective shares in favor of the Preferred Stock Private Placement and have given the Company's Chief Executive Officer their proxies to vote their respective shares in favor of approving the Preferred Stock Private Placement.

The placement agents for the Preferred Stock Private Placement were Cappello Capital Corp. and CEA Montgomery Media, L.L.C. (the "Placement Agents"). In partial consideration for placing such securities, the Company issued to the Placement Agents or their affiliates 1,742 Series A Preferred Warrants (subject to the same anti-dilution protections as are applicable to the Series A Preferred). Such warrants are exercisable for a period of five years to purchase shares of Series A Preferred at an exercise price of $1,000.

Except for the right to consent or not to actions by the Company to (i) modify its Certificate of Incorporation or Bylaws so as to amend or change any of the rights, preferences or privileges of the Series A Preferred, (ii) authorize or issue any other equity security senior to or ranking on parity with the Series A Preferred, or (iii) pay any dividends in cash or property on, or purchase or otherwise acquire for value, any Common Stock or other equity security of the Corporation either junior to or on a parity with the Series A Preferred (except from current or retained earnings or from the net proceeds of sales of equity securities and except for purchases of Common Stock from terminating or retiring employees pursuant to the terms of employee benefit plans in an aggregate amount not greater than $1 million), and except as otherwise provided by applicable law, holders of shares of Series A Preferred have no voting rights.

                            PLAN OF DISTRIBUTION

The Company will sell the Warrant Shares only to the registered holders of the Warrants, in accordance with the terms thereof, if and when such holders exercise the Warrants.

The Shares offered hereby are being offered directly by the Selling Security Holders. The Company will receive no proceeds from the sale of the Shares. Sales may be effected by the Selling Security Holders from time to time in transactions on the Nasdaq Stock Market at prevailing market prices, in negotiated transactions at negotiated prices or in a combination of such methods of sale. The Selling Security Holders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Security Holders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). There can be no assurance that the Selling Security Holders will sell all or any of the shares offered hereby.

The Selling Security Holders and any persons who participate in the sale of the shares offered hereby from time to time may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons and any profits received on resale of the shares offered hereby, may be deemed to be underwriting compensation under the Securities Act.

The Company has agreed to pay all expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Security Holders) in connection with the registration and sale of the shares being offered hereby, other than commissions and discounts of underwriters, brokers, dealers or agents.

                                LEGAL MATTERS

The validity of the shares of the Company's Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, Los Angeles, California.

                                   EXPERTS

The financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                  GLOSSARY

CMOS - Complimentary Metal Oxide Semiconductor process technology. A semiconductor technology that uses two types of basic transistors (p-channel and n-channel) to build a circuit with low power and high performance.

DRAM - Dynamic Random Access Memory. A semiconductor memory device whose stored information must be refreshed every few milliseconds.

EDRAM - Enhanced Dynamic Random Access Memory. A specialty memory semiconductor device which incorporates a fast DRAM array and an SRAM cache to achieve very high speeds in comparison to conventional DRAM devices.

Ferroelectric Technology - A technology that integrates ferroelectric material into a microelectronic semiconductor structure.

FRAM - The Company's Ferroelectric Random Access Memory. A random access memory that employs a ferroelectric digital memory capacitor to make it nonvolatile.

Kilobit - 1,000 bits. In reference to a memory, usually 1,024 bits since memories are partitioned into sizes that are an exponential of two.

Megabit - 1,000,000 bits. In reference to a memory, usually 1,048,576 bits since memories are partitioned into sizes that are an exponential of two.

Nonvolatile Memory - An integrated circuit that retains information without electrical power.

Silicon Wafer Underlayer - A silicon wafer manufactured through all processes prior to application of the Company's ferroelectric processes.

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No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date thereof or that the information contained herein is correct as of any time subsequent to its date.

                   TABLE OF CONTENTS
Available Information . . . . . . . . . . . . . . .   3
Additional Information  . . . . . . . . . . . . . .   3
Incorporation of Certain Documents by Reference . .   3
The Company . . . . . . . . . . . . . . . . . . . .   4
Risk Factors . . . . . . . . . . . . . . . . .. . .   4
Use of Proceeds . . . . . . . . . . . . . . . . . .  14
Selling Security Holders. . . . . . . . . . . . . .  15
Description of Capital Stock  . . . . . . . . . . .  16
Plan of Distribution . . . . . . . . . . . . .  . .  19
Legal Matters . . . . . . . . . . . . . . . . . . .  19
Experts . . . . . . . . . . . . . . . . . . . . . .  19
Glossary  . . . . . . . . . . . . . . . . . . . . .  19

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                                19,591,852 SHARES

                         RAMTRON INTERNATIONAL CORPORATION

                                   COMMON STOCK

                                    PROSPECTUS

                                    May 6, 1998

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